AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.1*)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Uxin Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

91818X108 (1)

(CUSIP Number)

Robert B. Knauss

General Counsel and Managing Director

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

With a copy to:

Ben James

Kirkland & Ellis LLP

26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central, Hong Kong

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing three Class A Ordinary Shares of the Issuer

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Redrock Holding Investments Limited (“Redrock”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 151,032,260 Class A Ordinary Shares (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 151,032,260 Class A Ordinary Shares (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 151,032,260 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 16.4%*
(14)	Type of Reporting Person (See Instructions) CO

(1) Consists of (i) 112,197,309 Class A Ordinary Shares of Uxin Limited (the “Issuer”) directly held by Redrock, represented by 37,399,103 American depositary shares and (ii) 38,834,951 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock in principal amount of US$40 million, at a conversion price of $1.03 per Class A Ordinary Shares, pursuant to the Convertible Note Purchase Agreement (see Item 3).

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Private Equity XI, L.P. (“WP XI”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 91,333,097.5 Class A Ordinary Shares(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 91,333,097.5 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 91,333,097.5 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.9%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 67,848,602.2 Class A Ordinary Shares beneficially owned by WP XI through its 60.5% equity interest in Redrock, and (ii) 23,484,495.3 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI through its 60.5% equity interest in Redrock.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Private Equity XI-B, L.P. (“WP XI-B”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 16,915,280.5 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 16,915,280.5 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,915,280.5 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.8%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 12,565,851.5 Class A Ordinary Shares beneficially owned by WP XI-B through its 11.2% equity interest in Redrock, and (ii) 4,349,429.0 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI-B through its 11.2% equity interest in Redrock.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Private Equity XI-C, L.P. (“WP XI-C”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 388,451.1 Class A Ordinary Shares(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 388,451.1 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 388,451.1 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.04%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 288,568.6 Class A Ordinary Shares beneficially owned by WP XI-C through its 0.3% equity interest in Redrock, and (ii) 99,882.5 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI-C through its 0.3% equity interest in Redrock.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI (Asia), L.P. (“WP XI Asia”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 33,319,800.7 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 33,319,800.7 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 33,319,800.7 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.6%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 24,752,274.5 Class A Ordinary Shares beneficially owned by WP XI Asia through its 22.1% equity interest in Redrock, and (ii) 8,567,526.2 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI Asia through its 22.1% equity interest in Redrock.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI Partners, L.P. (“WP XI Partners”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,885,623.0 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,885,623.0 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,885,623.0 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.6%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 4,372,251.7 Class A Ordinary Shares beneficially owned by WP XI Partners through its 3.9% equity interest in Redrock, and (ii) 1,513,371.3 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI Partners through its 3.9% equity interest in Redrock.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons WP XI Partners, L.P. (“WP XIP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,190,007.7 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,190,007.7 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,190,007.7 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.4%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 2,369,760.5 Class A Ordinary Shares beneficially owned by WP XIP through its 2.1% equity interest in Redrock, and (ii) 820,247.2 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XIP through its 2.1% equity interest in Redrock.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus LLC (“WP LLC”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 151,032,260 Class A Ordinary Shares(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 151,032,260 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 151,032,260 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 16.4%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 112,197,309 Class A Ordinary Shares beneficially owned by WP LLC as the manager of WP XI, WP XI-B, WP XI-C, WP XI Partners, WP XIP (collectively, the “WP XI Funds”) and WP XI Asia, and (ii) 38,834,951 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP LLC as the manager of WP XI Funds and WP XI Asia.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI, L.P. (“WP XI GP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 117,324,008.7 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 117,324,008.7 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 117,324,008.7 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.8%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 87,156,465.9 Class A Ordinary Shares beneficially owned by WP XI GP as the general partner of each of WP XI, WP XI-B, WP XI Partners and WP XIP, and (ii) 30,167,542.8 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI GP as the general partner of each of WP XI, WP XI-B, WP XI Partners and WP XIP.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons WP Global LLC (“WP Global”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 117,324,008.7 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 117,324,008.7 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 117,324,008.7 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.8%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 87,156,465.9 Class A Ordinary Shares beneficially owned by WP Global as the general partner of WP XI GP, and (ii) 30,167,542.8 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP Global as the general partner of WP XI GP.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Partners II, L.P. (“WPP II”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 117,324,008.7 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 117,324,008.7 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 117,324,008.7 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.8%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 87,156,465.9 Class A Ordinary Shares beneficially owned by WPP II as the managing member of WP Global, and (ii) 30,167,542.8 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WPP II as the managing member of WP Global.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Partners GP LLC (“WPP GP LLC”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 117,324,008.7 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 117,324,008.7 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 117,324,008.7 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.8%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 87,156,465.9 Class A Ordinary Shares beneficially owned by WPP GP LLC as the general partner of WPP II, and (ii) 30,167,542.8 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WPP GP LLC as the general partner of WPP II.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus & Co (“WP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 117,324,008.7 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 117,324,008.7 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 117,324,008.7 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.8%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 87,156,465.9 Class A Ordinary Shares beneficially owned by WP as the managing member of WPP GP LLC, and (ii) 30,167,542.8 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP as the managing member of WPP GP LLC.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus (Cayman) XI, L.P. (“WP XI Cayman GP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 388,451.1 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 388,451.1 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 388,451.1 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.04%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 288,568.6 Class A Ordinary Shares beneficially owned by WP XI Cayman GP as the general partner of WP XI-C, and (ii) 99,882.5 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI Cayman GP as the general partner of WP XI-C.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI-C, LLC (“WP XI-C LLC”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 388,451.1 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 388,451.1 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 388,451.1 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.04%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 288,568.6 Class A Ordinary Shares beneficially owned by WP XI-C LLC as the general partner of WP XI Cayman GP, and (ii) 99,882.5 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI-C LLC as the general partner of WP XI Cayman GP.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus (Bermuda) XI, Ltd. (“WP XI Bermuda”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 388,451.1 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 388,451.1 Class A Ordinary Shares (2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 388,451.1 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.04%*
(14)	Type of Reporting Person (See Instructions) CO

(1) Represents (i) 288,568.6 Class A Ordinary Shares beneficially owned by WP XI Bermuda as the general partner of WP XI Cayman GP, and (ii) 99,882.5 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI Bermuda as the general partner of WP XI Cayman GP.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Partners II (Cayman), L.P. (“WPP II Cayman”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 388,451.1 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 388,451.1 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 388,451.1 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.7%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 288,568.6 Class A Ordinary Shares beneficially owned by WPP II Cayman as the managing member of WP XI-C LLC and the sole shareholder of WP XI Bermuda, and (ii) 99,882.5 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WPP II Cayman as the managing member of WP XI-C LLC and the sole shareholder of WP XI Bermuda.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus (Bermuda) Private Equity GP Ltd. (“WP Bermuda GP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 388,451.1 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 388,451.1 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 388,451.1 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.7%*
(14)	Type of Reporting Person (See Instructions) CO

(1) Represents (i) 288,568.6 Class A Ordinary Shares beneficially owned by WP Bermuda GP as the general partner of WPP II Cayman, and (ii) 99,882.5 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP Bermuda GP as the general partner of WPP II Cayman.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI (Asia) GP, L.P. (“WP XI Asia GP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 33,319,800.7 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 33,319,800.7 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 33,319,800.7 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.6%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 24,752,274.5 Class A Ordinary Shares beneficially owned by WP XI Asia GP as the general partner of WP XI Asia, and (ii) 8,567,526.2 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI Asia GP as the general partner of WP XI Asia.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI (Asia) GP, LLC (“WP XI Asia GP LLC”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 33,319,800.7 Class A Ordinary Shares (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 33,319,800.7 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 33,319,800.7 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.6%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 24,752,274.5 Class A Ordinary Shares beneficially owned by WP XI Asia GP LLC as the general partner of WP XI Asia GP, and (ii) 8,567,526.2 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI Asia GP LLC as the general partner of WP XI Asia GP.

* Calculation is based upon the sum up of (i) 880,678,805 ordinary shares outstanding of the Issuer as of February 28, 2019 as reported in the Form 20-F of the Issuer filed on April 29, 2019, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Charles R. Kaye (“Mr. Kaye”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.0%
(14)	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Joseph P. Landy (“Mr. Landy”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.0%
(14)	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP No. 91818X108

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on June 18, 2019 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), relating to the Class A Ordinary Shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Uxin Limited, a Cayman Islands exempted company (the “Issuer”).

Except as specifically amended by this Amendment, items in the Original Schedule 13D are unchanged.

Item 2.   Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended to add the following:

Investment and voting decisions with respect to the Class A Ordinary Shares of the Issuer held by the Reporting Persons are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the shares held by the Reporting Persons.

As of January 31, 2020, as a result of the establishment of the committee of three or more individuals described above, the ownership of Charles R. Kaye and Joseph P. Landy each ceased to constitute beneficial ownership of more than five percent of the Class A Ordinary Shares of the Issuer. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for such Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 7, 2020

Redrock Holding Investments Limited

	By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Director

Warburg Pincus Private Equity XI, L.P.

	By:	Warburg Pincus XI, L.P., its general partner
	By:	WP Global LLC, its general partner
	By:	Warburg Pincus Partners II, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

Warburg Pincus Private Equity XI-B, L.P.

	By:	Warburg Pincus XI, L.P., its general partner
	By:	WP Global LLC, its general partner
	By:	Warburg Pincus Partners II, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

Warburg Pincus Private Equity XI-C, L.P.

	By:	Warburg Pincus (Cayman) XI, L.P., its general partner
	By:	Warburg Pincus XI-C, LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Authorised Signatory

Warburg Pincus XI (Asia), L.P.

	By:	Warburg Pincus XI (Asia) GP, L.P., its general partner
	By:	Warburg Pincus XI (Asia) GP, LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Authorised Signatory

Warburg Pincus XI Partners, L.P.

By:	Warburg Pincus XI, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WP XI Partners, L.P.

By:	Warburg Pincus XI, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Warburg Pincus LLC

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Managing Director

Warburg Pincus XI, L.P.

By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WP Global LLC

By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Warburg Pincus Partners II, L.P.

By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Warburg Pincus Partners GP LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Warburg Pincus & Co.

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Warburg Pincus (Cayman) XI, L.P.

By:	Warburg Pincus XI-C, LLC, its general partner
By:	Warburg Pincus (Bermuda) XI, Ltd., its general partner
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

Warburg Pincus XI-C, LLC

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

Warburg Pincus (Bermuda) XI, Ltd.

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

Warburg Pincus Partners II (Cayman), L.P.

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

Warburg Pincus (Bermuda) Private Equity GP Ltd.

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

Warburg Pincus XI (Asia) GP, L.P.

By:	Warburg Pincus XI (Asia) GP, LLC, its general partner
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

Warburg Pincus XI (Asia) GP, LLC

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

Charles R. Kaye

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Attorney-in-fact*

Joseph P. Landy

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Attorney-in-fact*

* The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities and Exchange Commission on July 12, 2016 as an exhibit to the statement on Schedule 13D filed by Warburg Pincus LLC with respect to WEX Inc. (File No. 005-80578) and is hereby incorporated by reference.